Exhibit 99.1

GENFIT: Information relating to the shareholders meeting of June 11, 2020

Lille (France), Cambridge (Massachusetts, United States), June 8, 2020 – GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and chronic liver diseases, today announced that the June 11, 2020 Annual Shareholders meeting, which will be conducted in a virtual format only, will be broadcast live on the Company’s website. The Company also announced the members of the Shareholders Meeting committee (bureau de l’Assemblée) .

As previously announced, due to the ongoing COVID-19 pandemic and in accordance with emergency measures imposed by the French government, the Board of Directors of the Company decided that the Annual Meeting will be conducted in a virtual format only on June 11, 2020 at 10:00 am CEST at the Company’s headquarters located at Parc Eurasanté, 885 Avenue Eugène Avinée, Loos (59120), France, without the physical presence of shareholders and others who are usually entitled to attend.

This Annual Shareholders Meeting will be chaired by Mr. Jean-François Mouney, Chairman of the Board of Directors and will be broadcast live in audio format on the Company’s website (https://ir.genfit.com)

Given the current pandemic, and in accordance with the French regulatory authorities, article 8 of the April 10, 2020 decree number 2020-418, the Board of Directors has appointed Mr. Xavier Guille des Buttes, Vice-Chairman of the Board of Directors, and Mr. Carl-Stefan Piétin, Employee Representative to the Board of Directors, as scrutineers (scrutateurs) of the Annual Shareholders Meeting.

Shareholders Meeting broadcast details

Shareholders will be able to attend the virtual format through the Investors section of the website (https://ir.genfit.com) under the Events section and on the Shareholders Meeting page under Financials. A recording will be made available on the Company’s website after the meeting.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to the discovery and development of innovative therapeutic and diagnostic solutions in metabolic and liver related diseases where

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

there are considerable unmet medical needs, corresponding to a lack of approved treatments. GENFIT is a leader in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning more than two decades. Its most advanced drug candidate, elafibranor, is currently being evaluated in a pivotal Phase 3 clinical trial (“RESOLVE-IT”) as a potential treatment for NASH and GENFIT plans to initiate a Phase 3 clinical trial of elafibranor in patients with PBC. As part of GENFIT’s comprehensive approach to clinical management of patients with NASH, the Company is also developing a new, non-invasive blood-based diagnostic technology, NIS4™, to enable non-invasive identification of patients with NASH and significant fibrosis. With facilities in Lille and Paris, France, and Cambridge, MA, USA, the Company has approximately 200 employees. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

CONTACT

GENFIT | Investors

Naomi EICHENBAUM – Investor Relations | Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2